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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                _________________

                                   SCHEDULE TO
                                 (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                _________________

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            -------------------------------------------------------
                       (Name of Subject Company (Issuer))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 ----------------------------------------------
                  (Translation of Name of Issuer Into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            -------------------------------------------------------
                  (Name of Filing Person (Issuer and Offeror))

                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 SHARES OF CLASS D COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE)
                   ------------------------------------------
                         (Title of Class of Securities)

                                204421101 (ADSs)
                                ---------------
                                 (CUSIP Number)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso 1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

                   ____________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            CALCULATION OF FILING FEE

Transaction Valuation                                       Amount of Filing Fee
   $595,309,740(1)                                                   $119,062(2)

_________


* Set forth the amount on which the filing fee is calculated and state how it was determined.

 (1) The transaction value is calculated by multiplying 19,843,658, the amount of ADSs being sought by the offeror, by $30.00, the offer price per ADS.

 (2) The amount of filing fee is calculated by multiplying $595,309,740, the transaction valuation, by 0.0002.

Amount Previously Paid: $119,062

Filing Party: Compania Anonima Nacional Telefonos de Venezuela (CANTV)

Form or Registration No.: Schedule TO Date Filed: October 24, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Compania Anonima Nacional Telefonos de Venezuela (CANTV), a company (compania anonima) organized under the laws of the Bolivarian Republic of Venezuela (the "Company" or "CANTV") to purchase for cash 19,843,658 American Depositary Shares ("ADSs"), representing in the aggregate 138,905,606 Class D Shares of common stock of the Company (the "Class D Shares"), for $30.00 per ADS, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "U.S. Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

All the information set forth in the Offer to Purchase and the related Letter of Transmittal and any supplement or amendment thereto is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

     Item 1 of the Schedule TO is hereby amended and supplemented as follows:

     The first paragraph on page 1 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

     "Class D shares not exchanged for ADSs will be returned to such shareholder as Class D shares."

     The answer to the question "What are the classes and amounts of securities sought in this U.S. offer?" on page 3 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the second sentence of such answer:

     "Class D shares not exchanged for ADSs will be returned to such shareholder as Class D shares."

     The answer to the question "How will these transactions affect the ownership of the other shareholders?" on page 6 of the Offer to Purchase is hereby amended and supplemented by deleting the third sentence therein and replacing such third sentence with the following two sentences:

     "In addition, Verizon has advised the Company that, GTE Venholdings B.V., an indirect subsidiary of Verizon which owns 4,706,547 ADSs, will also tender into the offers a number of CANTV shares or ADSs equal to the proportion of total shares tendered in the offers by other shareholders. Accordingly, VenWorld's and Venholdings' proportional voting power and economic interest should not increase as a result of the offers."

ITEM 4.  TERMS OF THE TRANSACTION

     The first paragraph of the section entitled "INTRODUCTION" on page 10 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence before the last sentence of such paragraph:

     "Class D Shares not exchanged for ADSs will be returned to such shareholder as Class D Shares."

     The first full paragraph on page 25 of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence therein and adding the following two sentences:

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     "In addition, Verizon has advised the Company that GTE Venholdings B.V., an indirect subsidiary of Verizon ("Venholdings"), which owns 4,706,547 ADSs, will also tender into the Offers a number of CANTV shares or ADSs equal to the proportion of total shares tendered in the Offers by other shareholders. Accordingly, VenWorld's and Venholdings' proportional voting power and economic interest should not increase as a result of the Offers."

     The fourth full paragraph on page 32 of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence therein and adding the following two sentences:

     "In addition, Verizon has advised the Company that, Venholdings, which owns 4,706,547 ADSs, will also tender into the Offers a number of CANTV shares or ADSs equal to the proportion of total shares tendered in the Offers by other shareholders. Accordingly, VenWorld's and Venholdings' proportional voting power and economic interest should not increase as a result of the Offers."

     The section entitled "Conditions of the U.S. Offer" on page 38 of the Offer to Purchase is hereby amended and supplemented by deleting the following text from the last sentence of the first paragraph of such section:

     "and prior to the acceptance for payment of the ADSs (including ADSs for which Class D Shares have been exchanged."

     The subsection entitled "Termination of the Venezuelan Offer Condition" on page 40 of the Offer to Purchase is hereby amended and supplemented by adding the following text to the end of the second paragraph under such subsection:

     "prior to the Expiration Date."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 6 of the Schedule TO is hereby amended and supplemented as follows:

     The subsection entitled "Other Plans" of Section 10 of the Offer to
                              -----------
Purchase is hereby amended and supplemented by adding the following two paragraphs to the end of such subsection on page 36:

     "From November 2, 2001 through November 4, 2001, representatives of the Company had discussions with representatives of AES which discussions could have had the effect of terminating AES's tender offers in the United States and Venezuela. Discussions were tentative and no agreements or understandings were reached. There is no assurance that there will be further discussions between the Company or its representatives and AES or its representatives and, if there are further discussions, there can be no assurance that any agreement or understanding will be reached. The Company will not undertake further disclosure of discussions, if any, between the Company or its representatives and AES or its representatives until the Company and AES reach an agreement in principal, if any.

     The Company remains fully committed to completing its currently pending tender offer in the United States, the share repurchase program in Venezuela and its previously announced dividends. The Company does not intend to change the terms of its tender offer, share repurchase program or scheduled dividends in connection with any termination of the AES offers."


ITEM 10. FINANCIAL STATEMENTS

     The first paragraph of the subsection entitled "Financial Information" on page 26 of the Offer to Purchase is hereby amended and supplemented in its entirety as follows:

             "CANTV does not believe its financial statements are material to the Offers. Nevertheless, the following selected consolidated financial information relating to CANTV and its subsidiaries, which has been taken or derived from the audited consolidated financial statements contained in the Form 20-F, has been provided for your convenience. Additional financial information is available in documents which have been filed by CANTV with the SEC. The financial statements of CANTV are prepared in accordance with generally accepted accounting principles in Venezuela ("Venezuelan GAAP"), which differ in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

             Restatement for Inflation. Venezuela follows general price level
             -------------------------
     accounting as prescribed in the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation", as amended (DPC 10). In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes. For U.S. GAAP purposes, account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, because the economy of Venezuela has experienced periods of

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     significant inflation in the recent past, the use of financial statements restated for general price level changes is consistent with the requirements of the SEC rules and with the methodology described in Statement of Financial Accounting Standards No. 89, "Financial Reporting and Changing Prices" (SFAS 89). The U.S. GAAP reconciliations presented herein do not, therefore, exclude the effect of the general price level accounting as prescribed in DPC 10.

             Accounting for Taxation. Venezuelan GAAP is consistent with the
             -----------------------
     accounting principles set forth in the now superseded U.S. Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" (APB 11). Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. In 1992, the Financial Accounting Standards Board (FASB) in the United States adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This standard requires that deferred tax assets and liabilities be established for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured.

             Accounting for Postretirement Benefits other than Pensions. Until
             ----------------------------------------------------------
     1998, postretirement medical benefits were recorded as operating expenses when claims were filed and the Company did not fund its obligation related to this plan. U.S. GAAP requires the expected costs of these benefits to be recognized systematically over employees' service periods. In 1999, the Company adopted International Accounting Standard 19 (IAS 19) and will recognize postretirement benefits other than pension systematically over employee's service period. As permitted under IAS 19 the accumulated postretirement benefits obligation, as of December 31, 1998, was recognized as an adjustment to beginning retained earnings, therefore, this item will no longer be a difference between U.S. and Venezuelan GAAP.

             Employee Severance Benefits. In accordance with Venezuelan GAAP,
             ---------------------------
     employee severance benefits are reflected as the absolute amount earned in accordance with the Venezuelan labor law. U.S. GAAP permits but does not require these types of liabilities to be accrued based on actuarial estimates, in accordance with Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions." (SFAS 87) For U.S. GAAP purposes, the Company has chosen to reflect the liability based on actuarial assumptions at its discounted value. In addition, in accordance with SFAS 89, under U.S. GAAP this item is treated as a nonmonetary liability while under Venezuelan GAAP it was considered a monetary liability until 1997. In June 1997, the Venezuelan Congress enacted an amendment to the labor law regarding severance benefits. As a result of the amendment to the labor law, these employee severance benefits are treated as a defined contribution plan and discounting is no longer applicable. Also, under SFAS 89, employee severance benefits became a monetary item for U.S. GAAP purposes due to its defined contribution plan nature.

             Capitalized Interest. In accordance with Venezuelan GAAP, in its
             --------------------
     inflation adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is reflected in inflation adjusted financial statements. The amount capitalized is calculated by applying the composite weighted average interest rates of outstanding borrowings to construction work in process balances during each applicable period. Capitalized interest is included in property, plant and equipment and depreciated over the lives of the related assets.

             Treasury Stock. One percent of the shares, or 10,000,000 shares,
             --------------
     issued at privatization were purchased by the Company from the Venezuelan government to be distributed to employees in the form of awards. The Company's cost of these shares is recorded in Other assets. U.S. GAAP for publicly traded entities reflects these shares as treasury stock.

             Earnings Per Share. Statement of Financial Accounting Standard No.
             ------------------
     128, "Earnings per Share" (SFAS 128) establishes standards for computing and presenting earnings per share (EPS) as it applies to entities with publicly held common stock. It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. It requires dual presentation of basic and diluted EPS for all entities with complex capital structure."

ITEM 11. ADDITIONAL INFORMATION

     The subsection entitled "Venezuelan Legal Proceeding" on page 41 of the Offer to Purchase is hereby amended and supplemented to add the following paragraph after the first paragraph under such subsection:

             "On October 24, 2001, the First Administrative Court in Caracas declined to grant plaintiff's requested relief on the ground that, as a result of the publication of the Venezuelan Offer made by CANTV prior to the extraordinary shareholder meeting, the plaintiff was deemed to be sufficiently informed regarding the content of such offering."

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2001


                                           /s/ GUSTAVO ROOSEN
                                           ------------------
                                           Name: Gustavo Roosen
                                           Title: President, Chairman and Chief
                                           Executive Officer